  February 10, 2011

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20249

Attention:	Maryse Mills-Apenteng, Special Counsel
Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re: IceWEB, Inc. (the “Company”)
Amendment No. 6 to Registration Statement on Form S-1
Filed January 27, 2011
File No. 333-167501

Form 10-K/A for the Fiscal Year Ended September 30, 2010
Filed January 28, 2011
File No. 000-27865

Gentlemen:

The Company is in receipt of the staff’s letter of comment dated February 9, 2011. Below are the Company’s responses to such comments, which such responses are numbered consistent with the staff’s numbered comments. Contemporaneously, the Company has filed Amendment No. 7 to the Registration Statement on Form S-1 and Amendment No. 2 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2010. The revisions in the Form 10-K in response to the staff’s comments did not result in a restatement of our financial statements. Under separate cover we are providing Mr. Edgar with marked copies of each of these filings, keyed to our responses.

Executive Compensation

Summary Compensation Table, page 34

1.
We note your response indicating that Messrs. Gill and McNamee are not named executive officers. Please tell us how you determined that these persons are not named executive officers within the meaning of that term as provided in Rule 405 of Regulation C. In your response, please specifically discuss the positions each of these persons holds within the company and tell us how you determined that these positions fall outside of the Rule 405 definition. Alternatively, revise your disclosure to include the required disclosure. In this regard, please note that Item 402(m)(2)(ii) of Regulation S-K requires disclosure in the summary compensation table for your two most highly compensated executive officers other than the principal executive officer.

RESPONSE: Each of Messrs. Gill and McNamee are commissioned sales representatives employed by the Company, and their duties and responsibilities are limited to those customarily undertaken by a sales person, including generating sales leads, meeting with customers, facilitating sales of our products and follow-up activities related to those sales efforts. Neither individual holds any office with the Company, including any subsidiary. Neither Mr. Gill nor Mr. McNamee meets the definition of a named executive officer within the meaning of Rule 405 of Regulation C in that neither individual is the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and neither individual performs any policy making functions for the Company. The previous inclusion of each of these individuals within the Executive Compensation table was an error.

Exhibits

2.
Please refer to Exhibit 5.1. We note that counsel for the company has opined that “the Registerable Shares, when issued in accordance with their terms and upon receipt by the Company of the agreed upon consideration therefore, will be legally issued, fully paid and non-assessable.” However, since 18,019,338 of the shares covered by the registration statement are presently issued and outstanding, it appears that the opinion should be revised to opine separately as to the presently issued and outstanding shares on the one hand, and the remaining shares issuable upon exercise of warrants on the other. Please provide a revised opinion or advise.

RESPONSE: A revised opinion of counsel has been filed as Exhibit 5.1 to Amendment No. 7 to the Form S-1 which has been revised in response to this comment.

Form 10-K/A for the Fiscal Year Ended September 30, 2010

Consolidated Statements of Operations, page 27

3.
We note your response to prior comment 6 and the revised presentation where you allocated a portion of interest expense to discontinued operations. However, we also note that you have not included the remaining amount of other income (expenses) within loss from continuing operations. Please revise accordingly including the per share amounts.

RESPONSE: We acknowledge staff’s comment, and have revised the presentation of the Consolidated Statement of Operations in Amendment 2 to the 10-K, and in Amendment No. 7 to the S-1. Please see pages 27 and F-4, respectively.

Exhibits

4.	Please revise to provide a consent from your independent registered public accounting firm. Please refer to Item 601(b)(23) of Regulation S-K.

RESPONSE: We have included an updated consent from our independent registered public accounting firm as Exhibit 23.1 to our Form 10-K/A, Amendment No. 2, as well as an updated consent from such firm as Exhibit 23.1 to Amendment No. 7 to the S-1.

We trust the foregoing sufficiently responds to the staff’s comments. As the Company’s financial statements will be stale on Monday, we appreciate the staff’s prompt review of these filings.

If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or James M. Schneider, Esq. at (561) 362-9595.

Very truly yours,
/s/ Mark B. Lucky
Mark B. Lucky, Chief Financial Officer

cc:	Mitch Pruzansky, Partner, Sherb and Co., LLP
James M. Schneider, Esq., Schneider Weinberger & Beilly LLP